Ex 99.1

Qutoutiao Announces Completion of $100 Million Financing for Midu

SHANGHAI, October 16, 2019 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced that its subsidiary holding the operations of Midu Novels and Midu Novels Lite (collectively, “Midu”), has completed Series B financing in the amount of USD100 million. The financing round is led by CMC Capital (“CMC”) and followed by Qutoutiao.

Midu Novels has undertaken various product upgrades since July 16, and resumed regular content updates and commercial activities on October 16.

Mr. Peter Li, Partner of CMC, commented: “With its pioneering free-to-read model and dedicated execution capability, Midu has emerged as a leading player in the competitive online literature market with strong growth momentum. We are excited about the tremendous market opportunities in the online literature market and optimistic about Midu’s future.”

“We are happy to see the completion of the transaction and we are confident in Midu’s long-term growth potential.” said Mr. Eric Siliang Tan, Chairman and CEO of Qutoutiao, “Midu continues to play a crucial part in Qutoutiao’s overall content platform strategy. We have a clear roadmap ahead for Midu, and our objectives of reaching more than ten million DAUs by the end of the year and becoming the largest online literature platform in China by 2020 remain unchanged.”

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  qutoutiao@tpg-ir.com